September 23, 2025
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Robert Arzonetti

Susan Block

Victor Cecco

Marc Thomas

Re:	Wealthfront Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted on August 22, 2025

CIK No. 0001524566
Ladies and Gentlemen:
We are submitting this letter on behalf of Wealthfront Corporation (together with its subsidiaries, to the extent applicable, the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 12, 2025 (the “Letter”) regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001524566) confidentially submitted by the Company to the Commission on August 22, 2025 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 4 (“Draft No. 4”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 4 to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in Draft No. 4.

U.S. Securities and Exchange Commission
September 23, 2025

Amendment No. 2 to Draft Registration Statement on Form S-1
Select Defined Terms, page iii
1.We note the response to prior comment 2. On page iii, of this amended filing, we note that the Company has eliminated the words “after tax” in the term formerly referred to as “Net of fee after tax returns” and now refers to the term as “Net-of-fee returns. However, the definition still refers to “the investment return that a client earns net of any fees we charge and amounts due for taxes.” Please either update the definition to eliminate the reference to the amounts due for taxes or revise to address how the respective taxes for each of the individual clients is determined.
In response to the Staff’s comment, the Company has revised the disclosure on page iii of Draft No. 4 to eliminate the reference to amounts due for taxes.
2.Please revise to provide separate definitions for “clients” and for “customers” clearly identifying each for the different financial products offered by the Company.
In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 40, 53, 56, 67, 69, 158, 164, 168, and 227 of Draft No. 4 to replace “customers” for “clients” as there is no substantive difference. The Company advises the Staff that it generally uses the term “clients” when it refers to customers of its products and services but uses the term “customers” in certain limited instances where appropriate in relation to terminology used with respect to regulatory, accounting treatment, and certain other disclosures.
Prospectus Summary
Diverse Financial Products, page 12
3.We note your revised disclosure and responses to prior comments 3, 7 and 10. Please revise the bullet points on page 13 or where appropriate in the Summary to explain in plain language how you generate revenues and incur expenses from each of the listed products and services. Currently the disclosure focuses on what clients are enabled to do, but it is unclear how you generate revenues from these products and services. Additionally, please identify the counterparties and/or agreements through which you generate these revenues and explain the structure of the key terms; for example, whether the revenues are flat fee based, a percentage of volume, etc. Where you provide more detailed information in MD&A and/or Business, please include a cross reference as appropriate. Please also provide approximate quantification of the percentage of your revenues provided by each of the four aspects of your business. In this regard, it appears that Cash Management and Investment Advisory are responsible for significantly more revenue than Borrowing and Lending and Financial Planning.

U.S. Securities and Exchange Commission
September 23, 2025

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 to 15 and 150 to 152 of Draft No. 4 to provide additional disclosure regarding how the Company generates revenues and incurs expenses for its products and services, identify the Company’s counterparties with whom the Company has agreements in the ordinary course based on standard terms and conditions, provide approximate quantification of the percentage of the Company’s revenues provided by each of the four aspects of the Company’s business, and include cross references to each of the applicable sections within Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business, as appropriate.
Management's Discussion and Analysis
Our Revenue Model
Cash Management, page 104
4.We are continuing to evaluate your response to prior comment 10. Please address the following:
●Provide us with the “Client Brokerage and Custody Agreement”
●Provide us with the contractual agreement between the Company and the program banks.
●Provide an enhanced analysis supporting your conclusion that the client is considered the customer to the Company pursuant to ASC 606. As part of your response, please also address whether you believe the program banks are customers under ASC 606 given you are ultimately recording revenue (cash account fees) based on the cash flows paid by the program banks to you.
●Regarding client funds, address the detailed process of the deposit of client funds indicating if the client directly deposits the funds and to where (e.g. the program banks) and identify the legal owner of the deposited funds. Indicate if the funds are held in the client’s name, and if not, describe how the funds are held by the program banks.
●Indicate if all clients are considered to be Wealthfront Brokerage LLC clients, and provide your accounting analysis supporting your conclusion that client funds transferred to one or more program banks are off-balance sheet accounts to the Company.
●Address the process for the transfer of individual client funds, participating in the cash sweep program, to and from the program banks to R&T Deposit Solutions (i.e. R&T) and the timing of these activities.

U.S. Securities and Exchange Commission
September 23, 2025

●Address the process for the withdrawal of individual client funds from the program banks, including how the client notifies (you or the program bank) when it wants to withdraw funds.
●Tell us your understanding of how the program banks are reflecting the client funds on their balance sheets, the related payments they make to you and your clients on their statement of operations, and the accounting for the establishment of the required regulatory reserves for the deposits held.
In response to the Staff’s comment with respect to the first bullet, the Company refers the Staff to the Company’s Customer Brokerage and Custody Agreement in the supplemental materials provided by the Company under separate cover (the “supplemental materials”). The Company advises the Staff that the Customer Brokerage and Custody Agreement is a publicly available document accessible on the Company’s website.
In response to the Staff’s comment with respect to the second bullet, the Company refers the Staff to a sample Account Opening Agreement in the supplemental materials. The Account Opening Agreement is negotiated in the ordinary course of business by and between the Company and each program bank; therefore, certain terms naturally vary among program banks, including economic terms. However, there are no variations to the structure of the cash sweep program (as defined below), which is depicted in the graphic below.
In response to the Staff’s comment with respect to the third bullet, the Company advises the Staff that the Company has evaluated ASC Topic 606 Revenue from Contracts with Customers and determined that the client (as defined below) is the customer.
The Company offers cash management services (as defined below) to clients (“clients”) who contract with the Company to open a cash account (the “Cash Account”), with the Company’s subsidiary, Wealthfront Brokerage LLC (“Wealthfront Brokerage”), that

U.S. Securities and Exchange Commission
September 23, 2025

automatically transfers, or “sweeps,” cash deposits from the client’s Cash Account to a large number of program banks, each of which is an FDIC-insured institution (such program banks, the “program banks” and such sweep program, the “cash sweep program”). Cash deposits are swept on the client’s behalf and are held in one or more interest-bearing accounts that are maintained for the benefit of the Company’s clients (“FBO”) at the program banks, subject to FDIC insurance up to the applicable limits.
ASC 606-10-20 defines a customer as “[a] party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” As discussed in the detailed analysis below, the Company’s clients contract with the Company to obtain cash management services pursuant to the cash sweep program. The consideration received by the Company is based on the client’s cash balance, and the client’s ability to receive cash management services through the cash sweep program (i.e., earn interest and receive access to FDIC insurance) is a function of transferring an output of the Company’s ordinary activity to the client.
The Company considered each element of ASC 606-10-25-1 to appropriately identify the contract and customer as it relates to the cash sweep program:
ASC 606-10-25-1a. The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.
As noted above, clients contract with the Company in order to open a Cash Account and to receive associated cash management services with the cash sweep program. Specifically, clients review and acknowledge the Customer Brokerage and Custody Agreement, which is a written contract between the Company and the client and approved by the client and Wealthfront Brokerage at the time of account opening. This is a legally enforceable contract the client is required to execute to obtain cash management services, including access to the cash sweep program. With respect to revenue recognition, the terms of the contract are daily and can be cancelled at any time without incurring termination fees or penalties. In addition and also at the time of account opening, clients review and acknowledge the Wealthfront Cash Sweep Program Disclosure Statement, as described more fully below. Clients do not have contracts with the program banks in connection with the cash sweep program.
ASC 606-10-25-1b. The entity can identify each party’s rights regarding the goods or services to be transferred.
The Company’s promise to the client in connection with the cash sweep program and related cash management services is to stand ready for the management of those cash balances, which includes all daily interactions with the program banks on the client’s behalf, and the

U.S. Securities and Exchange Commission
September 23, 2025

client, therefore, does not directly interact with the program banks. Through the cash sweep program, the Company performs the following integrated services in connection with executing its obligations under the above-described agreements: (1) the identification and onboarding of program banks; (2) movement of client funds transferred to and from program banks; (3) coordinating with the cash sweep administrator to determine the allocation of client funds between program banks; (4) providing account statements to clients; (5) maintaining individual customer account ledgers on behalf of clients; (6) delivery of interest to clients from program banks; and (7) other services related to the Cash Account (collectively, the “cash management services”).
ASC 606-10-25-1c. The entity can identify the payment terms for the goods or services to be transferred.
The payment terms for the above-described cash management services are outlined to the client in the Wealthfront Cash Sweep Program Disclosure Statement, which is incorporated by reference into the Customer Brokerage and Custody Agreement: “The interest rate paid on your Program Deposit will be determined by Wealthfront Brokerage, and will be based on the amounts paid by the Participating Banks, less a fee paid to Wealthfront Brokerage.” Therefore, as part of the Company’s obligation to clients under the cash sweep program, the Company earns a fee in exchange for services provided. Clients can withdraw cash or close their account at any time. In addition, at any point clients can identify how much interest they will be paid on their balance in the program. The client agrees that, as described more fully below, the Company will retain a portion of the gross amount program banks pay on swept client deposits as its fee for the cash management services provided to the client.
ASC 606-10-25-1d. The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).
The Customer Brokerage and Custody Agreement governs the sale of cash management services in exchange for cash consideration. Therefore, the contract has commercial substance as the Company’s future cash flows are expected to change as it is subject to the risks and variability of cash flows of the cash sweep program.
ASC 606-10-25-1e. It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.
The Company’s agreements with clients and program banks contractually entitle it to retain a portion of the gross amount program banks pay on swept client deposits as its fee for the cash management services provided to the client. Further, the program banks are well-

U.S. Securities and Exchange Commission
September 23, 2025

capitalized banking institutions. Therefore, it is probable that the Company will collect substantially all of the consideration it is entitled to.
In conclusion and based on the foregoing detailed analysis, the Company has determined that its clients meet both the definition of a customer under ASC 606-10-20 and the contract criteria described in ASC 606-10-25-1a-e. In addition to this detailed analysis, the Company has also evaluated whether the program banks should be considered customers such that the Company would provide a service of referring depositors on behalf of the program banks. However, the Company rejected this view because its agreements with the program banks do not obligate the Company to “refer” depositors to any specific program bank and the accounts held at each program bank are in an omnibus arrangement. Thus, individual depositor information is not known to any program bank. In addition, clients are not able to directly contact the program bank to provide instruction or otherwise access their deposits. Rather, clients have contact with and provide instruction to the Company to receive cash management services. While the program banks can obtain an indirect benefit from the cash management services, it is the Company, and not the program banks, that has contracted with the client to provide those services in exchange for consideration. This is because, as noted above, the Company is being compensated by its clients for its performance obligations, which are to provide cash management services.
Moreover, the Company has concluded that the program banks are vendors with respect to the cash sweep program. The Company engages with the program banks in a vendor-type capacity, who act under the Company’s direction, to enable the Company to deliver the cash sweep program to clients. The Company has the ability to sweep cash to any program bank and to replace program banks at its sole discretion.
The Company also considered the impact of the determination as to whether the client or the program bank is the customer with respect to the classification of payments made to the clients that are treated as consideration payable to a customer per ASC 606-10-32-25. The Company notes that Financial Accounting Standards Board/International Accounting Standards Board Transition Resource Group for Revenue Recognition paper on consideration payable to a customer (TRG Agenda ref 37) states that “a payment to a customer’s customer would be considered a payment to a customer if the entity has a contractual agreement with its customer to provide consideration to that customer’s customer.” The program banks would reasonably expect (and the Company’s contracts with the program banks require) that they would pay interest to clients related to clients’ cash that is swept to program banks (and the Company will allocate that interest to each client in the records it keeps concerning each client). This is because the program banks understand the Company is acting on behalf of its clients (i.e., it is not the Company’s cash that is being deposited at the program banks). As a result, the Company believes that, even if the customer determination in the cash management services were to change (i.e., if the Company considered its program banks, rather than its clients, to be

U.S. Securities and Exchange Commission
September 23, 2025

customers), there would be no practical impact to the accounting treatment or material impact on the timing or amount of revenue recognized under the cash sweep program. This is because the client would then become the program bank’s customer, and any payment the Company makes to the client would be considered a cash payment to a customer’s customer.
In response to the Staff’s comment with respect to the fourth bullet, the Company advises the Staff that the process by which clients make deposits follows the flow outlined in the graphic above. More specifically, clients participate in the cash sweep program after they have electronically executed the Customer Brokerage and Custody Agreement, entering into such agreement with Wealthfront Brokerage. In order to fund their account and participate in the cash sweep program, a client initiates a transfer from an external financial institution by using the Company’s application (mobile or web) to establish a “link” to their external financial institution and, once linked, provides the Company with an instruction to transfer available funds from their external financial institution to Wealthfront Brokerage.
Once initiated, funds are transferred from such external financial institutions to certain non-interest bearing intermediary accounts titled in the name of Wealthfront Brokerage for the exclusive benefit of the Company’s customers, who are considered to be clients of Wealthfront Brokerage. Therefore, clients remain the legal owners of their deposits while such funds are being processed through these intermediary accounts. Until client funds are “swept” to program banks as described below, the funds are recorded on the Company’s consolidated balance sheet and are protected via Securities Investor Protection Corporation (“SIPC”) through Wealthfront Brokerage up to the allowable coverage limits. In addition, Wealthfront Brokerage maintains required blotters and individual customer account ledgers so that client funds are appropriately recorded and maintained in the client’s name.
Wealthfront Brokerage then sweeps client funds into one or more of the FDIC-insured FBO omnibus accounts maintained at the program banks. The sweep occurs shortly (typically, same day but can take up to three business days) after the funds are deposited into the intermediary accounts. Until the sweep is complete, the funds are recorded on the Company’s consolidated balance sheet and are protected via SIPC through Wealthfront Brokerage. Once swept, the funds are derecognized by the Company and held as deposits at the program banks in FDIC-insured FBO omnibus accounts. At this point, the funds are no longer recorded on the Company’s balance sheet. The beneficial owner(s) of the FBO omnibus accounts at the program banks are the underlying clients of Wealthfront Brokerage. The client, therefore, remains the legal owner of their funds maintained at the program banks.
In response to the Staff’s comment with respect to the fifth bullet, the Company advises the Staff that all clients are considered to be clients of Wealthfront Brokerage. The contractual and accounting analysis supporting this conclusion, as well as the rationale as to why swept client funds are derecognized, are described in the response to the fourth bullet above.

U.S. Securities and Exchange Commission
September 23, 2025

In response to the Staff’s comment with respect to the sixth bullet, the Company advises the Staff that individual client funds are not sent to or received from R&T Deposit Solutions (“R&T”). As described in the response to Comment No. 3 in the Company’s response to the Staff’s letter dated August 13, 2025, submitted on August 22, 2025, R&T is a third-party vendor that provides the Company with administrative services related to the operation of the cash sweep program. It is common practice for broker-dealers to engage with a third-party vendor, such as R&T, to assist with providing various services such as introducing the Company to new program banks and providing technology solutions to support the allocation of client funds at program banks. The Company advises the Staff that client funds are not able to be accessed by R&T, never sent to or received from R&T, not maintained in an account owned by R&T, and never controlled by R&T. Upon instruction from the client, Wealthfront Brokerage is responsible for the transfer (deposits, withdrawals) of client funds to and from program banks that participate in the cash sweep program. Lastly, the Company advises that once the sweep is completed (as described in the response to the fourth bullet of this comment), individual client funds are held in the FDIC-insured FBO omnibus accounts at the program banks.
In response to the Staff’s comment with respect to the seventh bullet, the Company advises the Staff that the client may initiate withdrawals (i) by providing instruction to the Company through its application (mobile or web), as further described in the response to the fourth bullet point of this comment, or (ii) through third-party financial institutions that are also “linked” to the Cash Account. The Company advises that, in either case, the client is not initiating withdrawals directly with program banks or providing instructions directly to program banks. Once initiated by the client, at the Company’s instruction, the funds are transferred from the program banks to one or more intermediary accounts, as described in the response to the fourth bullet above, then to the receiving third-party financial institution as instructed by the client.
In response to the Staff’s comment with respect to the eighth bullet, the Company advises the Staff that the Company performs due diligence on the program banks at onboarding and on an ongoing basis thereafter, including an assessment of each program bank’s stability, safety, and soundness. The Company does not, however, analyze the program banks’ accounting positions with respect to deposits associated with the cash sweep program. The Company is not a bank, and does not hold itself out as an expert on the bank financial reporting sections of Rules 9-01 through 9-07 of Regulation S-X. However, it is the Company’s understanding that its client funds in the cash sweep program are reflected as deposits in the liabilities section of a program bank’s balance sheet, just like any other customer deposits held at such program bank. It is the Company’s understanding that the payments made by a program bank, including deposit interest the program bank pays to the Company’s clients and fees paid to the Company, are presumably accounted for as elements of a program bank’s expenses. It is

U.S. Securities and Exchange Commission
September 23, 2025

also the Company’s understanding that a program bank is required to keep minimum regulatory capital on its balance sheet to support its deposits as required by certain ratios defined by regulation (including, but not limited, to the Tier One Capital Ratio and the Liquidity Coverage Ratio), and that this required regulatory capital to support its deposits is reflected in the equity section of a program bank’s balance sheet.
5.As it relates to the daily cash sweep rates and fees earned by the participating parties, please address the following:
●Please revise to clarify, if true, that when cash sweep transactions occur, the clients money is moved from the program banks to R&T and subsequently back to the program banks, the clients are allowed to earn a stated rate of interest, the program banks receive a stated interest rate, and both the company and R&T Solutions receives a fee, which is recorded as revenue and a cost of revenue respectively.
●Provide detailed disclosures which address how the rates are determined and earned by the program banks and how these rates are impacted by the rates earned by the clients and how the rates earned by both of these entities impacts the end result cash fee rates earned by the Company.
●Please explain what is meant by the phrase that through the cash sweep program, the company “allows clients” to earn a stated rate of interest.
In response to the Staff’s comment with respect to the first bullet, the Company advises the Staff that client funds are not able to be accessed by R&T, never sent to R&T, not maintained in an account owned by R&T, and never controlled by R&T. The Company refers the Staff to its responses to the fourth, sixth, and seventh bullets as part of the Company’s response to Comment No. 4 above for details on the flow of funds. Clients earn a stated annual percentage yield (“APY”) that is determined by the Company and disclosed to the client. The Company notes that program banks do not receive a stated interest rate from the Company. The Company receives a fee in connection with the cash management services it provides to its clients, and the Company pays R&T for the third-party administrative services it provides to the Company in its role as a vendor. The Company records the fee it receives in connection with the cash management services as revenue and the fee it pays to R&T as cost of revenue.
In response to the Staff’s comment with respect to the second and third bullets, the Company has revised the disclosure on pages 13, 106 to 107, and 150 of Draft No. 4 to reflect that program banks do not earn an interest rate in connection with their participation in the cash sweep program but rather pay a gross amount for swept deposits. Program banks, and not the Company, determine the rates that they are willing to pay for such deposits. The rates are typically equal to a major interest rate benchmark (e.g., the Federal Funds Rate) plus an

U.S. Securities and Exchange Commission
September 23, 2025

additional percentage. The Company is not in control of how a program bank determines the rate such program bank offers.
The Company advises the Staff that the gross amount paid by a program bank is not impacted by the rate of interest the Company sets for its clients. The Company further advises the Staff that, from the gross amount program banks agree to pay for swept client deposits, a portion is paid to clients as interest, and the remainder is retained by the Company as its fee for the cash management services that it delivers to its clients. The Company has discretion (as constrained by competitive market forces) in determining what portion of the gross amount paid by program banks is paid to clients as interest. In other words, and specifically in response to the third bullet, the Company has the ability to increase or decrease the rate clients receive in interest, with the result that the fee the Company receives may increase or decrease. The Company has revised the disclosures on page 106 of Draft No. 4 to clarify these concepts.
6.Please provide us with your detailed accounting analysis addressing ASC 606-10-25-1 paragraphs a through e.
In response to the Staff’s comment, the Company refers the Staff to the Company’s response to the third bullet of Comment No. 4 above.
7.Please revise to address the distinct goods or services provided by both the company and the program banks to the clients with reference to ASC 606-10-25-19 through 25-22.
In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Draft No. 4 to address the distinct services provided by both the Company and the program banks to clients.
8.Please revise to tell us how you considered the activities of the program banks when determining the principal in the evaluation of ASC 606-10-55-36 through 55-40.
In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Draft No. 4 to reflect the Company’s consideration of the activities of the program banks when determining the principal in the evaluation of ASC 606-10-55-36 through 55-40.
9.We note your response to prior comment 13 and your disclosure that the program banks pay you a rate that is equal to a major benchmark plus a separate fixed fee. You further say that you do not retain any portion of the interest provided on you clients' cash, but then say that you pass along the "majority" of the wholesale rates paid by the program banks. Please clarify if you generate revenue from the interest

U.S. Securities and Exchange Commission
September 23, 2025

rate paid by the banks on the clients' cash, or if you only receive revenue from the separate fee the program banks agree to pay on the clients' cash that is swept to them.
In response to the Staff’s comment, the Company has revised the disclosure on pages 106 to 107 of Draft No. 4 to clarify that the Company does not receive revenue from interest rates paid to clients by the program banks and has removed the statement that it passes along the “majority” of the wholesale rates paid by the program banks, which was intended to communicate that the Company strives to set its client APY as high as possible. The Company advises that, from the gross amount program banks agree to pay for swept client deposits, a portion is paid to the Company’s clients as interest and the Company receives the remainder as its fee for the cash management services it delivers to its clients in connection with the cash sweep program. The Company further refers the Staff to the Company’s response to the third bullet of Comment No. 4 above with respect to the fee the Company earns in connection with its cash management services.
10.We note your response to prior comment 13 in which you state that disclosure of the range of fees or rates received from program banks or historical ranges or averages is not material because the effects are reflected in your revenue. However, we note that your website disclosure states that you receive a fee from each program bank, in a disclosed range of 0.99% to 2.00% annualized of average deposits. Given that fees from program banks appear to represent a primary source of revenue, please revise to include in your registration statement additional detail regarding the structure and variability of these fees, including the range of fees or rates received, or advise.
In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Cash Sweep Program Disclosure Statement, as acknowledged by Cash Account clients and maintained on its public website, states that the fee it receives may vary by program bank and is in a range from 0% to 2%. The Company has revised the disclosure on pages 106 to 107 of Draft No. 4 to include additional detail regarding the range and variability of amounts received from program banks. In response to the Staff’s comment and Comment Nos. 11 and 12 below, the Company has further revised the disclosure on pages 118 and 121 of Draft No. 4 to include a chart that contains disclosure of the beginning and end of period cash management assets, the calculated simple average of beginning and end of period cash management assets, cash management revenue, and the implied annualized cash management fee rate. The Company believes that this chart shows the trends in client deposits as well as the structure and variability and range of the Company’s fee over time.

U.S. Securities and Exchange Commission
September 23, 2025

Results of Operations
Total Revenue
Cash Management, page 114
11.Please revise to disclose the cash account fee rates recognized during each period presented. We note the disclosure that the change in cash account fees shared with clients increased in November 2023 which caused the cash account fee rates to decline in the fiscal year ended January 31, 2025.
In response to the Staff’s comment, the Company has revised the disclosure on pages 118, 121, 122, and 129 of Draft No. 4 to disclose the cash management fee rates recognized during each period presented.
12.Please revise your discussion of the changes in cash management revenue from period to period, to address and quantify the separate impact of both changes in the volume of cash management and net deposits and the impact of changes in the cash account fee rate, as well as the impact on what is earned by program banks involved in the cash sweep transactions with R&T.
In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 121 to 122 of Draft No. 4. The Company also respectfully refers the Staff to its responses to Comment Nos. 4, 5, and 10 above. The Company advises the Staff that individual client funds are not sent to or received from R&T and that program banks are not involved in transactions with R&T. In this regard, the Company notes that R&T does not participate in transactions in the cash sweep program as its role is solely administrative in nature.
Borrowing and Lending, page 135
13.We note your response to our prior comment 4. Please discuss any regulations applicable to the company or its clients in regards to the borrowing and lending of securities discussed here.
In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 152 of Draft No. 4 to include a cross-reference to disclosures in the section titled “Business—Government Regulation.” In addition, the Company has revised the disclosure on pages 176 to 177 of Draft No. 4 to describe regulations applicable to the Company’s clients with regard to the borrowing and lending of securities. The Company notes for the Staff, as disclosed on pages 15 and 152 of Draft No. 4, that for the fiscal years ended January 31, 2024 and 2025 and the six months ended July 31, 2025, revenue from the Company’s borrowing and lending services was immaterial, constituting approximately 1%, 0%, and 0% of total revenue, respectively.

U.S. Securities and Exchange Commission
September 23, 2025

In response to the Staff’s comment, the Company advises the Staff that broker-dealers such as Wealthfront Brokerage are regulated by Federal Reserve Board Regulation T when extending credit to clients in connection with lending activities, and clients are regulated by Federal Reserve Board Regulation X, in both cases examined and enforced for broker-dealers and their customers by the Commission and the Financial Industry Regulatory Authority (“FINRA”). Broker-dealers are also subject to Commission Rule 8c-1 when hypothecating client securities, and are subject to FINRA Rule 4210 (as to margin lending programs, such as the Company’s Portfolio Line of Credit product) and FINRA Rule 4330 (as to the Company’s fully paid securities lending program). Securities lending programs (both margin lending and fully paid securities lending) also trigger consequences for Wealthfront Brokerage’s net capital calculation under Commission Rule 15c3-1, and its customer reserve calculation and securities possession and control requirements under SEC Rule 15c3-3.
The Company refers the Staff to the disclosures regarding the risk of failure to comply with applicable regulations in its risk factor titled “Our compliance and risk management policies and procedures as a regulated financial services company might not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk,” beginning on page 50 of Draft No. 4, and advises the Staff that this risk factor discussion applies equally to the regulations governing securities lending. The Company further refers the Staff to the disclosure regarding the liquidity risks posed by securities lending in its risk factor titled “We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, may result in stockholder dilution, or may be delayed or prohibited by applicable regulations,” beginning on page 44 of Draft No. 4. The discussion in this liquidity risk factor specifically mentions “margin lending” as potentially affecting the Company’s liquidity, and this liquidity effect is driven in substantial part by the capital requirements of Commission Rule 15c3-1. The Company will continue to evaluate its disclosure to the extent that borrowing and lending may in the future become a larger component of the Company’s business.
Business
Diverse Financial Products
Cash Management, page 135
14.We note your response to our prior comment 3. Please expand here to more generally explain Wealthfront's Cash Sweep program as you have in your response and on your website. For instance, clarify that your cash sweep program is provided via R&T Insured Deposits Program, operated by R&T and that a list of program banks is available on your website. Please explain if all funds in cash accounts participate in the sweep program or if that is something account holders need to opt in to. If material, explain the extent to which funds that are in transit through the Company

U.S. Securities and Exchange Commission
September 23, 2025

to program banks are insured, protected by SIPC, etc., and the applicable dollar amount of any such insurance, protection, etc. In that regard, clarify if there is a point when the cash in the cash management accounts is not protected, and discuss any related risks or impacts that are reasonably likely to be material to you. To the extent practicable, expand upon your disclosure to substantiate your claim that your clients are provided an industry-leading APY. We note your disclosure here only indicates APY on the cash account as of January 31, 2025.
The Company refers the Staff to its response to Comment No. 4 for descriptions of its cash sweep program and its engagement of R&T as a third-party sweep program administrator. The Company further refers the Staff to its response to Comment No. 4, where it describes that the Company’s clients participate in the cash sweep program by electronically signing the Customer Brokerage and Custody Agreement with the Company, and the Company advises the Staff that, unless such clients deliver a separate instruction to allocate a portion of their Cash Account balance to the money market fund option, all client deposits in cash accounts are swept to program banks. For purposes of clarity, client deposits into accounts with the Company’s investment advisory subsidiary, Wealthfront Advisers LLC, are not swept to program banks because such accounts do not participate in the cash sweep program.
In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 150 to indicate that client funds received for deposit in clients’ Cash Accounts are initially protected by SIPC up to $250,000 and further by private excess SIPC protection purchased by the Company, with an additional $500,000,000 in aggregate and a maximum of $900,000 limit on cash in brokerage accounts per client. Once swept, these funds are protected by FDIC insurance of up to $8 million for individual accounts and $16 million for joint accounts. Funds in clients’ Cash Accounts are protected at all times, up to applicable limits. Risks related to the protection of funds are disclosed on pages 52 to 55 of Draft No. 4. The Company further refers the Staff to the Company’s definition of “program banks” on page iii of Draft No. 4, which indicates that the list of program banks is available on the Company’s website, and the Company has revised the disclosure on pages 13, 150, and 162 of Draft No. 4 to note the same. In response to the Staff’s comment, the Company has also revised the disclosure on pages 13, 16, 17, 150, 153, 154, and 162 of Draft No. 4 to provide the APY on its cash account as of August 31, 2025, and to substantiate further that the Company’s clients were provided an APY that was among the top four during that period.
15.We also note your response to prior comment 3 that identifies an agreement between your subsidiary, Wealthfront Brokerage LLC, and your provider of deposit sweep services, R&T Deposit Solutions. In an appropriate section of the prospectus, please disclose the material terms of such agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission
September 23, 2025

In response to the Staff’s comment, the Company advises the Staff that the Company does not believe disclosure of the material terms of the agreement between Wealthfront Brokerage and R&T (the “R&T Agreement”) is material to investors or necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations. The R&T Agreement is administrative in nature, has been entered into by the Company for convenience, contains terms standard for the product being offered, and was negotiated on an arm’s length basis. As a result, the Company does not believe that further disclosure of the specific terms of the R&T Agreement would be meaningful to investors.
Further, the Company advises the Staff that it does not believe it is required to file the R&T Agreement under Item 601(b)(10) because the R&T Agreement is a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiary Wealthfront Brokerage. R&T provides many broker-dealers with the administrative services it provides to the Company. More specifically, Item 601(b)(10)(ii) of Regulation S-K states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more specified categories, in which case it shall be filed except where immaterial in amount or significance.”
The Company has evaluated the R&T Agreement under Item 601(b)(10)(ii)(A)-(D) of Regulation S-K and does not believe that the R&T Agreement falls into any of those categories. More specifically, under Item 601(b)(10)(ii), the Company is not substantially dependent on the R&T Agreement. The R&T Agreement is a standard contract solely for administering the Company’s cash sweep program. As noted in the Company’s updated disclosure in Draft No. 4 and above, R&T does not handle client funds, and its role is to assist with the administration of the cash sweep program. The Company notes that there are alternative providers with which the Company can enter into a similar arrangement. As noted above, the agreement contains standard terms and conditions for agreements relating to sweep program administration. Further, if R&T terminated the R&T Agreement and the Company was not able to engage an alternative provider, the Company could itself operate the program manually and develop internal functionality to support R&T’s administrative functions. Accordingly, the Company does not believe that it is substantially dependent on the R&T Agreement.
For the reasons described above, the Company does not believe that additional disclosure concerning the R&T Agreement, including by filing of the R&T Agreement as an exhibit to Draft No. 4, would be required pursuant to Item 601(b)(10) of Regulation S-K or to provide meaningful disclosure to investors. The Company assesses the materiality of the various agreements to which it is a party on a regular basis, including to determine whether the Company is substantially dependent on any one party or agreement. To the extent the Company determines in the future that it is substantially dependent on the R&T Agreement

U.S. Securities and Exchange Commission
September 23, 2025

such that it (or any future agreement with deposit sweep program administrators) should be filed under Item 601(b)(10) of Regulation S-K, the Company will file such agreement.
16.We note your response to our prior comment 21. Please name your banking partners and file your agreements with the banking partners as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 52, and 150 of Draft No. 4 to include the names of the Company’s banking partners.
Further, the Company advises the Staff that it does not believe it is required to file the Program Management Agreement with Green Dot Corporation and Green Dot Bank (the “Green Dot Agreement”) or the Investor Solutions Master Agreement and related agreements with UMB Bank (the “UMB Agreement” and together with the Green Dot Agreement, the “Banking Partner Agreements”) under Item 601(b)(10) because the Banking Partner Agreements are contracts that ordinarily accompany the kind of business conducted by the Company.
More specifically, Item 601(b)(10)(ii) of Regulation S-K states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more specified categories, in which case it shall be filed except where immaterial in amount or significance.”
The Company has evaluated the Banking Partner Agreements under Item 601(b)(10)(ii)(A)-(D) of Regulation S-K and does not believe such contracts fall in any of those categories. More specifically, under Item 601(b)(10)(ii), the Company is not substantially dependent on the Banking Partner Agreements. The Banking Partner Agreements are standard contracts that facilitate the offering of certain optional Cash Account features that enhance the client experience. For example, through its relationship with Green Dot, as governed by the Green Dot Agreement, the Company is able to offer its clients account features such as use of a debit card, check writing functionality, and ACH services. Similarly, through the UMB Agreement, Cash Account clients can access ACH services. The Company is not dependent on its banking partners to provide its core revenue-generating offerings. The ancillary account features that are provided by Green Dot and UMB generate an immaterial amount of revenue. Further, the Banking Partner Agreements were negotiated on an arm’s length basis consistent with industry practice with industry standard terms and conditions. Green Dot and UMB provide similar services to numerous other industry participants.
If Green Dot and/or UMB terminated the Banking Partner Agreements, there are alternative providers, and even if the Company was not able to find an alternative provider,

U.S. Securities and Exchange Commission
September 23, 2025

although the Company may not be able to offer some of its ancillary checking features (i.e., debit cards), the Company could continue to offer and operate its core revenue generating offerings. There would be no impact to clients’ funds held at program banks, and clients would continue to earn APY on their deposits and have access to their funds. Accordingly, the Company does not believe that it is substantially dependent on either of the banking partners or the Banking Partner Agreements.
For the reasons described above, the Company does not believe that additional disclosure concerning the Banking Partner Agreements, including by filing of the Banking Partner Agreements as exhibits to Draft No. 4, would be required pursuant to Item 601(b)(10) of Regulation S-K or to provide meaningful disclosure to investors. The Company assesses the materiality of the various agreements to which it is a party on a regular basis, including to determine whether the Company is substantially dependent on any one party or agreement. To the extent the Company determines in the future that it is substantially dependent on one or both of the Banking Partner Agreements such that they (or any future agreements with banking partners) should be filed under Item 601(b)(10) of Regulation S-K, the Company will file such agreements.
Our Platform
Client Experience: Trust and Transparency, page 137
17.We note your response to prior comments 20 and 22 and your revisions to remove the statement that you pass along cost savings from automation to clients. We note your disclosure that you are uniquely able to offer lower cost solutions at superior value because of automation. Please substantiate your claim that you are able to uniquely offer lower cost solutions at superior value, or revise to state that as a belief.
In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 153 of Draft No. 4 to clarify that these statements are the Company’s belief.
18.In addition, we note your revised disclosure in footnote 26 on page 137, including that you selected competitors you believe offer similar products. Please advise us of the names of the “four large competing financial institutions” and advise us of the extent to which other entities more similar to you provide similar products.
In response to the Staff’s comment, the Company refers the Staff to the supplemental materials provided by the Company under separate cover for further details on the “four large competing financial institutions,” which the Company has expanded to include nine competing financial institutions. The Company refers the Staff to the disclosure on pages 16 and 153 of Draft No. 4 that it believes that such competitors offer comparable margin lending products, that their rates are generally representative of industry averages for such products, and that

U.S. Securities and Exchange Commission
September 23, 2025

such rates reflect their standard rates. As such, the Company believes that the rates provided by these financial institutions on their margin lending products are the most relevant for investors to assess the interest rates offered by the Company on its Portfolio Line of Credit. The Company further advises the Staff, as disclosed in the revised footnote 10 on page 16 and footnote 30 on page 153 of Draft No. 4, the Company states its belief that its margin lending rates are low as of the date of the filing.
Fast and Frictionless Money Movement, page 138
19.We note your disclosure that you do not control fees charged by a client's receiving institution, and that you disclose to clients that their transactions are subject to any fees or timing constraints that their "own banks" may impose. Please clarify what is meant by the client's "own banks."
In response to the Staff’s comment, the Company has revised the disclosures on pages 17 and 154 of Draft No. 4 to clarify that the references to the clients’ “own banks” is intended to mean the financial institutions at which clients maintain their personal accounts outside of the Company’s services that are used to send and receive funds in connection with transactions on the Company’s platform.
Note 2. Summary of Significant Accounting Policies Revenue Recognition Other Revenue,

20.We note your response to prior comment 25 and it is unclear how the guidance cited serves as a basis to record interest revenue net of interest expense (net interest margin revenue) as a component of other revenue. Given the material amount of margin loans separately presented on the consolidated balance sheet, which are reflected as ‘Due From Clients,” please address with reference to guidance in ASC 606 and Rule 9-04 of Regulation S-X, why interest revenue should not be separately disclosed from interest expense for the periods presented.
In response to the Staff’s comment, the Company advises the Staff that the Company believes the gross components shared in the Company’s response to Comment No. 25 in the Company’s response to the Staff’s letter dated August 13, 2025, submitted on August 22, 2025, are individually immaterial. For reference, those components are $6.7 million and $5.6 million in gross interest income for the fiscal years ended January 31, 2024 and 2025, respectively, and $5.2 million and $5.1 million in gross interest expense for the fiscal years ended January 31, 2024 and 2025, respectively. The Company further advises the Staff that the Company has already disclosed the average margin lending rates, funding costs incurred under the lending arrangement with RBC Clearing & Custody, the amounts of new loan originations and repayments on page 118 of Draft No. 4, and the end of period balances for “Due from Clients”

U.S. Securities and Exchange Commission
September 23, 2025

on pages F-6 and F-39 of Draft No. 4 for the periods presented. The Company will continue to periodically re-evaluate whether incorporating such disclosures in future filings are needed based on changes or growth in the Company’s margin lending activities. As noted above, the Company is not a bank, and does not hold itself out as an expert on the bank financial reporting sections of Rules 9-01 through 9-07 of Regulation S-X.
* * * * * * *

U.S. Securities and Exchange Commission
September 23, 2025

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown

Michael Brown

Partner

FENWICK & WEST LLP
cc:
David Fortunato, Chief Executive Officer and President
Alan Imberman, Chief Financial Officer and Treasurer
Lauren Lin, Esq., Chief Legal Officer, Chief Compliance Officer, and Secretary
Wealthfront Corporation
Ran Ben-Tzur, Esq.
Ari Haber, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Sarah B. Axtell, Esq.
Latham & Watkins LLP